Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated December 8, 2025, and the related Letter of Transmittal (as defined below). The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. The Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good-faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good-faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Series A Common Stock

of

Warner Bros. Discovery, Inc.

at

$30.00 Net Per Share

by

Prince Sub Inc.

a wholly owned subsidiary

of

Paramount Skydance Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON JANUARY 8, 2026, UNLESS THE OFFER IS EXTENDED.

Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“Paramount”), is offering to purchase all of the issued and outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Warner Bros. Discovery, Inc., a Delaware corporation (“Warner Bros.”), at a price of $30.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). In this announcement, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Paramount and its subsidiaries (including the Purchaser), collectively.

We are seeking to enter into a definitive agreement for the acquisition of Warner Bros. by Paramount, and are prepared to engage with Warner Bros. immediately. We are making the Offer because Warner Bros. has chosen a financially inferior and more uncertain and complex transaction as contemplated by the Netflix Merger Agreement (as defined below) instead of our clearly superior proposal to acquire all of the Shares for $30.00 per Share in cash. We are making the Offer directly to the Warner Bros. stockholders and the board of directors of Warner Bros. to ensure that they have the full terms of our proposal as set out in the Offer to Purchase.

Consummation of the Offer is not subject to any financing condition.

Consummation of the Offer is conditioned upon, among other things, the following conditions: (i) Warner Bros. shall have entered into a definitive merger agreement with Paramount and the Purchaser substantially in the form of the merger agreement submitted by Paramount to Warner Bros. on December 4, 2025 and attached to the

Offer to Purchase as part of Annex A (the “Paramount/Warner Bros. Merger Agreement”), other than changes required to reflect completion of the Offer followed by a second-step merger under Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and any other changes mutually agreed between Warner Bros. and Paramount; (ii) the Warner Bros. Separation (as defined in the Offer to Purchase) shall not have been consummated; (iii) Warner Bros. stockholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that constitutes a majority of the then-outstanding Shares on a fully diluted basis; (iv) the restrictions on business combinations under Section 203 of the DGCL shall be inapplicable to the second-step merger following the Offer; (v) the waiting period applicable to the Offer and the second-step merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, and any commitments not to close the Offer or the second-step merger before a certain date under a timing agreement entered into by Paramount or the Purchaser with any governmental entity shall have expired or been terminated and any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority shall have expired or been obtained; (vi) no governmental entity shall after the date of the Offer to Purchase have enacted, issued or promulgated any law or order that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the second-step merger; (vii) there shall not have occurred any effect, event, development, change, state of facts, condition, circumstance or occurrence, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as defined in the Offer to Purchase); (viii) no approval, clearance, consent, registration, permit, authorization or other confirmation required under applicable law or by any governmental body, agency or authority in connection with the consummation of the Offer and the second-step merger shall have imposed any remedy that, individually or in the aggregate with all other remedies imposed, to be taken or agreed to, would reasonably be expected to have a material adverse effect on the combined company following consummation of the Offer and the second-step merger; and (ix) the Agreement and Plan of Merger, dated December 4, 2025 (as amended from time to time, the “Netflix Merger Agreement”), among Netflix, Inc., a Delaware corporation (“Netflix”), Nightingale Sub, Inc., a Delaware corporation and wholly owned subsidiary of Netflix, Warner Bros. and New Topco 25, Inc., a Delaware corporation and wholly owned subsidiary of Warner Bros., shall have been validly terminated in accordance with its terms and Warner Bros. stockholders shall not have adopted the Netflix Merger Agreement and shall not have approved the transactions contemplated thereby. Other conditions to the Offer are described in the Offer to Purchase under the heading “The Offer — Section 14 — Conditions of the Offer.” Provided that all conditions to the Offer are satisfied or waived (if such condition is permitted to be waived pursuant to applicable law), the Purchaser will purchase all Shares validly tendered and not validly withdrawn on or prior to the Expiration Date.

Subject to applicable law, we reserve the right to amend the Offer in any respect (including amending the Offer Price). In addition, in the event that we enter into a merger agreement with Warner Bros. and such merger agreement does not provide for a tender offer, we reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by us and Warner Bros. and specified in such merger agreement.

The Offer has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in the Offer to Purchase or the related Letter of Transmittal. Any representation to the contrary is a criminal offense.

The term “Expiration Date” means 5:00 p.m., New York City time, on January 8, 2026, unless extended, in which event “Expiration Date” means the time and date at which the Offer, as so extended, shall expire. We may, in our sole discretion, extend the Expiration Date of the Offer at any time or from time to time for any reason. If the Offer is extended, we will inform the Depositary (defined below) of that fact and will issue a press release announcing the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See the Offer to Purchase under the heading “The Offer — Section 1 — Terms of the Offer”.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as, and if we give oral or written notice of the acceptance to Equiniti Trust Company, LLC, the depositary for the Offer (the

“Depositary”). The Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will the Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

In all cases, the Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of: (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)); (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal; and (iii) any other documents required. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Section 3 — Procedure for Tendering Shares” in the Offer to Purchase. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

A stockholder may withdraw Shares that it has previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after February 9, 2026, which is the first business day after the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by the Purchaser pursuant to the Offer. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in the Offer to Purchase under the heading “The Offer — Section 4 — Withdrawal Rights”. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered the Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, or in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. See “The Offer — Section 4 — Withdrawal Rights” in the Offer to Purchase.

We will interpret, in our discretion, the terms and conditions of the Offer (including the instructions hereto). We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of Paramount, the Purchaser or any of their respective affiliates or assigns, BofA Securities, Inc. and Citigroup Global Markets Inc., the dealer-managers for the Offer, the Depositary, Okapi Partners LLC, our information agent for the Offer (the “Information Agent”) or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or any waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See “The Offer — Section 5 — Certain Material U.S. Federal Income Tax

Consequences” in the Offer to Purchase. Each stockholder should consult its own tax advisor about the particular tax consequences of tendering its Shares in the Offer (including the application and effect of any state, local or non-U.S. income or other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer. We are making a request to Warner Bros. for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Warner Bros’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at our expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (844) 343-2621

E-mail: info@okapipartners.com

The Dealer Managers for the Offer are:

BofA Securities, Inc. Bank of America Tower One Bryant Park New York, New York 10036 Call Toll-Free: (888) 803-9655	Citigroup Global Markets Inc. 388 Greenwich Street New York, NY 10013 Call Toll-Free: (877) 531-8365

December 8, 2025